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                              March 15, 2023

       John Xu
       President and Chief Executive Officer
       Maison Solutions Inc.
       127 N Garfield Ave
       Monterey Park, CA 91754

                                                        Re: Maison Solutions
Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
27, 2023
                                                            CIK No. 0001892292

       Dear John Xu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted February 27, 2023

       Capitalization, page 43

   1. Please add a subtotal for your total capitalization. Note that cash and cash equivalents should not be included
in the subtotal.
 John Xu
FirstName  LastNameJohn Xu
Maison Solutions Inc.
Comapany
March      NameMaison Solutions Inc.
       15, 2023
March2 15, 2023 Page 2
Page
FirstName LastName
General

2. We note your response to comment 19 and that you intend to use the proceeds from this offering to acquire Dai Cheong Trading Inc. and HKGF Market of Alhambra, Inc, which are controlled by related parties. The guidance in FRC 506.02(c)(ii) states that an
         acquisition is considered to be probable whenever the registrant   s
financial statements
         alone would not provide investors with adequate financial information with which to make an investment decision. Please provide us with a more detailed analysis of how you determined the potential acquisitions of Dai Cheong Trading Inc., and HKGF Market of
         Alhambra, Inc. are not probable.
       You may contact Aamira Chaudhry at 202-551-3389 or Joel Parker at 202-551-3651 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:      Mark Y Liu